SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated December 9, 2020 announcing that U.S. Silicon Metal Producers Welcome Duties on Unfairly Traded Silicon Metal Imports From Bosnia and Herzegovina and Iceland

U.S. Silicon Metal Producers Welcome Duties on Unfairly Traded Silicon Metal Imports From Bosnia and Herzegovina and Iceland

MIAMI, Dec. 9, 2020 (GLOBAL NEWSWIRE) – Globe Specialty Metals, Inc. (“GSM”), a subsidiary of Ferroglobe PLC (NASDAQ: GSM), and Mississippi Silicon LLC (“MS”), together representing the majority of American silicon metal production, welcomed news on December 8th that the U.S. Department of Commerce ("Commerce") will impose preliminary duties of up to 47.54% on all silicon metal imports from Iceland and Bosnia and Herzegovina.

This announcement is the latest development in ongoing investigations of unfairly-traded silicon metal imports from Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan and closely follows an announcement that Commerce will impose preliminary duties up to 120% on all silicon metal import from Kazakhstan.  In August, the U.S. International Trade Commission (“ITC”) preliminarily determined that imports from all four countries are a cause of material injury to the U.S. industry.

“The fact that suppliers in Bosnia and Herzegovina and Iceland have distorted the market has made it difficult for us to compete,” said Marco Levi, Chief Executive Officer of GSM’s parent, Ferroglobe. “Like the duties recently imposed on imports from Kazakhstan, these duties will level the playing field and help restore real, honest competition. We appreciate the diligent efforts by the Commerce Department to see that the trade rules are followed.”

“The Commerce Department’s actions to address unfairly-traded imports from Bosnia and Herzegovina and Iceland come as good news to our business, our workers, and our entire industry,” said Eddie Boardwine, Chief Operations Officer of MS. “We greatly appreciate the government’s efforts to stop unfair trade practices and look forward to seeing conditions in the U.S. market reflect free and fair trade of silicon metal.”

On June 30, 2020, GSM and MS filed petitions to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States. In their petitions, the companies asked the Commerce and ITC to impose duties on to offset unfair pricing and unfair subsidies.

Following this announcement, preliminary determinations will be announced in the Malaysia investigation on January 27, 2021.

Silicon metal is an important element added to various grades of aluminum alloys used in performance applications such as automotive components and aerospace products. Silicon metal also is a critical raw material in the production of silicone compounds used in numerous products including sealants, adhesives, rubber gaskets, caulking compounds, lubricants, food additives, coatings, polishes, and cosmetics, among others. In addition, silicon metal is the base material in the production of polysilicon, a purified form of silicon used in solar cells and semi-conductors.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)